UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               Exus Networks, Inc.
                               -------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    302285101
                                    ---------
                                 (CUSIP Number)


                                David Lubin, Esq.
                     c/o Ehrenreich, Eilenberg & Krause, LLP
                         11 East 44th Street, 17th floor
                               New York, NY 10017
                                 (212) 986-9700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 24, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP 302285101              Exus Networks, Inc.                   Page 2 of 8

 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Isaac Sutton
                ###-##-####
 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)     [_]
                (b)     [_]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)

                N/A

 -------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

 -------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             17,500,000 shares
 Number of                         ---------------------------------------------
 Shares                            8     SHARED VOTING POWER
 Beneficially                                29,500,000 shares
 Owned By                          ---------------------------------------------
 Each                              9     SOLE DISPOSITIVE POWER
 Reporting                                   17,500,000 shares
 Person                            ---------------------------------------------
 With                              10    SHARED DISPOSITIVE POWER
                                             29,500,000
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                29,500,000

 -------------------------------------------------------------------------------
 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.57%

 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

                IN

 -------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

 CUSIP 302285101                Exus Networks, Inc.                 Page 3 of 8

 -------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Unified Networks Ltd.

 -------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)     [_]
                (b)     [_]

 -------------------------------------------------------------------------------
 3         SEC USE ONLY

 -------------------------------------------------------------------------------
 4         SOURCE OF FUNDS (See Instructions)

                N/A

 -------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 -------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cyprus

 -------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             10,000,000 shares
 Number of                         ---------------------------------------------
 Shares                            8     SHARED VOTING POWER
 Beneficially                                -0-
 Owned By                          ---------------------------------------------
 Each                              9     SOLE DISPOSITIVE POWER
 Reporting                                   10,000,000 shares
 Person                            ---------------------------------------------
 With                              10     SHARED DISPOSITIVE POWER
                                             -0-
 -------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,000,000

 -------------------------------------------------------------------------------
 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


 -------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                17.94%

 -------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*

                CO

 -------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

AMENDMENT NO. 1 TO SCHEDULE 13D

         This is Amendment No. 1 to the Statement on Schedule 13D (the "Statement") filed with respect to the common stock, par value $.001 per share (the "Shares"), of Exus Networks, Inc., a Nevada corporation (the "Issuer"), dated January 15, 2001.


Item 1.     Security and Issuer.

The second sentence of Item 1 is hereby deleted and replaced with the following:

         The address of the principal office of the Company is 150 E. 58th Street, New York, New York, 10155.


Item 2.     Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

  1.    (a)   Isaac Sutton.

        (b)   Business address:    c/o Exus Networks, Inc
                                   150 E. 58th Street, New York, New York 10155.

        (c)   Principal Business:  President and Director of the Issuer.

        (d)   No.

        (e)   No.

        (f)   United States.


  2.    (a)   Unified Networks Ltd.

        (b)   Business address:    Fenos Street
                                   Limassol, Cyprus.

        (c)   Principal Business:  Investments.

        (d)   No.

        (e)   No.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:


     1.    Isaac Sutton

     (a)   Amount Beneficially Owned:  29,500,000.
     (b)   Percent of Class:48.57%.*
     (c)   Number of shares as to which such person has:
           (i)      Sole power to vote or direct the vote:  27,500,000 Shares.
           (ii)     Shared power to vote or direct the vote:  2,000,000 Shares.
           (iii)    Sole power to dispose or direct the disposition of:
                    27,500,000 Shares.
           (iv)     Shared power to dispose or direct the disposition of:
                    2,000,000 Shares.
     (d)   Not applicable.
     (c)   Not applicable.

     * The number of issued and outstanding Shares of the Issuer as of the date of this report is 55,738,818. For purposes of computing the percentage of class owned by Mr. Sutton as of the date hereof, the number includes 5,000,000 options owned by Mr. Sutton.

           Pursuant to the terms and provisions of the Employment Agreement dated November 2001 between the Issuer and Mr. Sutton, the Issuer granted Mr. Sutton an option to purchase 5,000,000 Shares at an exercise price of $0.20.

           Each of the wife of Mr. Sutton, Gayle Sutton, and his daughter, Lara Sutton, is the record owner 1,000,000 Shares.

           The numbers above disregard the 3,000,000 shares of common stock of the Issuer owned beneficially and of record by Leigh Sutton, Mr. Sutton's son who is an adult no longer living in the same household of Mr. Sutton.


     2.    Unified Networks Ltd.

     (a)   Amount Beneficially Owned:  10,000,000.
     (b)   Percent of Class:17.94%.*
     (c)   Number of shares as to which such person has:
           (i)      Sole power to vote or direct the vote:  10,000,000 Shares.
           (ii)     Shared power to vote or direct the vote:  19,500,000 Shares.
           (iii)    Sole power to dispose or direct the disposition of:
                    10,000,000 Shares.
           (iv)     Shared power to dispose or direct the disposition of:
                    19,500,000 Shares.
     (d)   Not applicable.
     (e)   Not applicable.

           Unified Networks Ltd., a company incorporated under the laws of Cyprus, is the record owner of 10,000,000 Shares. Isaac Sutton is the sole record and beneficial owner of Unified Networks Ltd.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  With
             Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

         Other than the relationships among the persons described above, there are no contracts, arrangements, understandings or other relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.


Item 7.      Material to be filed as Exhibits.

Item 7 is hereby amended and restated to read in its entirety as follows:

           Exhibit 1. Joint Filing Agreement by and between Isaac Sutton and Unified Networks Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


Date:  July 11, 2002
                                         /s/ Isaac Sutton
                                         ------------------
                                         Isaac Sutton


                                         UNIFIED NETWORKS LTD.

                                             /s/ Isaac Sutton
                                         By: --------------------
                                             Name: Isaac Sutton
                                             Title:   President